SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 02 August 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




EXHIBIT

1.1       Transaction in Own Shares released on 2 July 2004
1.2       Transaction in Own Shares released on 5 July 2004
1.3       Transaction in Own Shares released on 6 July 2004
1.4       Transaction in Own Shares released on 7 July 2004
1.5       Transaction in Own Shares released on 8 July 2004
1.6       Transaction in Own Shares released on 9 July 2004
1.7       Transaction in Own Shares released on 12 July 2004
1.8       Director Shareholding released on 12 July 2004
1.9       Blocklisting Interim Review released on 12 July 2004
2.0       Transaction in Own Shares released on 13 July 2004
2.1       Transaction in Own Shares released on 14 July 2004
2.2       Director Declaration released on 14 July 2004
2.3       Director Declaration released on 14 July 2004
2.4       Transaction in Own Shares released on 15 July 2004
2.5       Director Shareholding released on 15 July 2004
2.6       Transaction in Own Shares released on 16 July 2004
2.7       Transaction in Own Shares released on 19 July 2004
2.8       Transaction in Own Shares released on 20 July 2004
2.9       Transaction in Own Shares released on 21 July 2004
3.0       Transaction in Own Shares released on 22 July 2004
3.1       Holding(s) in Company released on 22 July 2004
3.2       Transaction in Own Shares released on 23 July 2004
3.3       Notice of Results released on 23 July 2004
3.4       Transaction in Own Shares released on 28 July 2004
3.5       Transaction in Own Shares released on 29 July 2004
3.6       Transaction in Own Shares released on 30 July 2004

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 July 2004

BP p.l.c. announces that on 1 July 2004, it purchased for cancellation 3,900,000 ordinary shares at prices between 487.5 pence and 492.5 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 July 2004

BP p.l.c. announces that on 2 July 2004, it purchased for cancellation 3,621,420 ordinary shares at prices between
481.75 pence and 487.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 July 2004

BP p.l.c. announces that on 5 July 2004, it purchased for cancellation 1,014,566 ordinary shares at prices between 480.0 pence and 483.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 July 2004

BP p.l.c. announces that on 6 July 2004, it purchased for cancellation 4,294,927 ordinary shares at prices between
482.5 pence and 489.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 July 2004

BP p.l.c. announces that on 7 July 2004, it purchased for cancellation 5,321,635 ordinary shares at prices between 482.0 pence and 487.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 July 2004

BP p.l.c. announces that on 8 July 2004, it purchased for cancellation 4,391,492 ordinary shares at prices between 476.25 pence and 485.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 July 2004

BP p.l.c. announces that on 9 July 2004, it purchased for cancellation 4,074,238 ordinary shares at prices between 487.25 pence and 496.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8

We were today notified by Computershare Plan Managers that the following directors of BP p.l.c. were granted options over the numbers of BP Ordinary shares detailed below on 1 July 2004 @ GBP3.86 per share under the BP ShareSaveUK Plan:

Mr. J. A. Manzoni  847 shares
                   exercisable between 1 September 2009 and 28 February 2010

Mr. I. C. Conn     1186 shares
                   exercisable between 1 September 2009 and 28 February 2010

EXHIBIT 1.9

 BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      BP PLC


2. NAME OF SCHEME:       The Executive Share Option Scheme


3. PERIOD OF RETURN:     FROM:   1 January 2004      TO:    30 June 2004


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:         18,477,369 Ordinary Shares of US$0.25


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:        45,486,467


6. BALANCE UNDER SCHEME NOT YET
   ISSUED/ALLOTTED AT END OF PERIOD:  52,990,902


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:   80,000,000 Ordinary Shares of
                                                  US$0.25 were admitted to
                                                  listing on 25 June 2004


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

               21,789,114,898 Ordinary Shares of US$0.25


CONTACT FOR QUERIES

NAME:        Emma Scales
TELEPHONE:   020 7496 2102







                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      BP PLC


2. NAME OF SCHEME:       The BP Group Savings Related Share Options


3. PERIOD OF RETURN:     FROM:   1 January 2004      TO:    30 June 2004


4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:          7,748,704 Ordinary Shares of US$0.25


5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:           641,590


6. BALANCE UNDER SCHEME NOT YET
   ISSUED/ALLOTTED AT END OF PERIOD:  17,107,114


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:   10,000,000 Ordinary Shares of
                                                  US$0.25 were admitted to
                                                  listing on 25 June 2004


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

               21,789,114,898 Ordinary Shares of US$0.25


CONTACT FOR QUERIES

NAME:        Emma Scales
TELEPHONE:   020 7496 2102








                           SUMMARY ATTACHMENT TO
               SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN


                     1 JANUARY 2004 TO 30 JUNE 2004


Issued Share Capital
Opening balance of BP Ordinary shares of US$0.25
as at 1 January 2004:                                  22,122,610,104


Changes during the period

Shares issued under BP Group
Savings Related Share Option Scheme                           641,590

Shares issued under
The Executive Share Option Scheme                          45,486,467

Shares bought back                                       (325,822,348)
Share bought back not yet on Register                     (53,800,915)

Issued Share Capital
Closing balance of BP Ordinary shares of US$0.25
as at 30 June 2004:                                    21,789,114,898



                         **********************


Additional Blocklisting for:

BP Group Savings Related Share Option Scheme
On 25 June 2004                                            10,000,000

BP Executive Share Option Scheme
On 25 June 2004                                            80,000,000

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 July 2004

BP p.l.c. announces that on 12 July 2004, it purchased for cancellation 2,806,233 ordinary shares at prices between 489.75 pence and 496.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 July 2004

BP p.l.c. announces that on 13 July 2004, it purchased for cancellation 2,157,152 ordinary shares at prices between 487.00 pence and 491.5 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.2

The following notification is made in accordance with paragraph 16.4 of the FSA Listing Rules.



Mr I.C. Conn, who was appointed a executive director of BP p.lc. on 1 July 2004, has disclosed that he has an interest in 119,098 BP Ordinary Shares and options over 493,297 BP Ordinary Shares. Mr Conn has advised that he has not held any directorships in any other UK publicly quoted company at any time in the past five years nor has he any details to disclose in accordance with paragraph 6.F.2
(b) to (g) of the Listing Rules.

EXHIBIT 2.3

The following notification is made in accordance with paragraph 16.4 of the FSA Listing Rules.



Sir Tom McKillop, who was appointed a non-executive director of BP p.lc. on 1 July 2004, has disclosed that he holds no interests in BP shares. Sir Tom has advised that in addition to his being Chief Executive of AstraZeneca PLC and a non-executive director of Lloyds TSB Group PLC, he is a non-executive director of Lloyds TSB Bank PLC and is a former non-executive director of Amersham PLC. In accordance with paragraph 6.F.2(b) to (g) of the Listing Rules, he has advised that he has no details to disclose.

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 July 2004

BP p.l.c. announces that on 14 July 2004, it purchased for cancellation 2,622,405 ordinary shares at prices between 482.50 pence and 487.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5

We were advised today by Computershare Plan Managers that on 12 July 2004 the following Directors of BP p.l.c. acquired the number of BP ordinary shares shown opposite their names below at GBP4.97 per share through participation in the BP ShareMatch UK Plan:-


Mr. I.C. Conn                          71 shares

Dr. A.B. Hayward                       71 shares

Mr. J.A. Manzoni                       71 shares

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 July 2004

BP p.l.c. announces that on 15 July 2004, it purchased for cancellation 3,005,740 ordinary shares at prices between 489.75 pence and 493.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 July 2004

BP p.l.c. announces that on 16 July 2004, it purchased for cancellation 4,208,128 ordinary shares at prices between 491.75 pence and 496.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 July 2004

BP p.l.c. announces that on 19 July 2004, it purchased for cancellation 2,603,706 ordinary shares at prices between 492.50 pence and 497.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 July 2004

BP p.l.c. announces that on 20 July 2004, it purchased for cancellation 2,828,842 ordinary shares at prices between 490.0 pence and 494.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 July 2004


BP p.l.c. announces that on 21 July 2004, it purchased for cancellation 4,343,276 ordinary shares at prices between 493.25 pence and 496.50 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.1

Letter to BP p.l.c.
Dated 20 July 2004


NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held:      BP plc

2. Notifiable Interest:     Ordinary Shares

     (A)   FMR Corp.
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     (B)   Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.     The notifiable interests also comprise the notifiable interest of:

           Mr. Edward C. Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


SCHEDULE A

Security BP plc

           SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                         COMPANY      NAME
(Ordinary Shares)
                18,000   FMRCO        JP Morgan Chase
               163,708   FMRCO        State Street Nominees Limited
             5,228,104   FMRCO        State Street Bank & Trust Company
             4,623,691   FMRCO        Chase Nominees Limited
            13,640,566   FMTC         State Street Nominees Ltd.
             4,221,634   FMTC         Lloyds Bank Nominees Limited
             7,106,211   FMTC         BT Globenet Nominees Limited
             1,035,928   FMTC         Lloyds Bank (Stock Exchange Branch)
                                      Nominees Limited A/C
             2,257,455   FMTC         Chase Nominees Ltd
             3,562,700   FMTC         Bank of New York
            11,579,517   FMTC         State Street Bank & Trust
             1,457,911   FMTC         Mellon Bank
             4,268,283   FMTC         Northern Trust
             1,255,900   FMTC         JP Morgan
               183,543   FMTC         Royal Trust
               128,349   FMTC         Nortrust Nominees
             1,850,200   FMTC         MSS Nominees Limited
               315,900   FMTC         Goldman Sachs and CO.
                29,100   FMTC         Morgan Stanley Trust Co. Nominees Limited
                                      Bank
            83,799,866   FISL         Chase Manhattan Bank London
            12,994,918   FISL         Chase Nominees Ltd
             6,504,698   FPM          Bankers Trust
             3,591,733   FPM          Bank of New York London
             1,070,237   FPM          Mellon Nominees Ltd
            11,718,812   FPM          Chase Nominees Ltd
             2,238,597   FPM          Citibank
                 7,113   FPM          BBH
             3,693,639   FPM          HSBC
             4,642,897   FPM          Northern Trust
               326,300   FPM          Deutsche Bank
            17,817,326   FIL          Chase Nominees Ltd
            35,142,776   FIL          HSBC Client Holdings Nominee (UK) Limited
             1,696,224   FIL          HSBC
            16,813,648   FIL          Chase Manhattan Bank London
            38,824,048   FIL          Bank of New York London
             4,207,544   FIL          Deutsche Bank
            24,991,598   FIL          Northern Trust
            13,136,132   FIL          State Street Bank & Trust
            26,159,958   FIL          JP Morgan
               860,574   FIL          Citibank
             2,769,303   FIL          Mellon Nominees Ltd
             4,027,053   FIL          State Street Nominees Ltd
             6,945,441   FIL          Bank of New York Brussels
               205,950   FIL          Master Trust Bank of Japan
               564,963   FIL          National Australia Bank
                56,687   FIL          PICG
             1,024,426   FIL          Chase Manhattan Bank AG Frankfurt
             1,089,904   FIL          Bankers Trust
               172,401   FIL          ING Luxembourg
               210,720   FIL          Bermuda Far East
               227,400   FIL          State Street Hong Kong
            10,514,331   FIL          Nortrust Nominees Ltd
             2,801,581   FIL          Morgan Stanley
             1,259,881   FIL          Bank of Bermuda
               274,050   FIL          MSS Nominees Ltd
                67,719   FIL          Mitsubishi Trust

The following number of ordinary shares held is based on the assumed conversion of 46,646,268 ADR's. (6 ordinary shares for each ADR).

           164,388,972   FMRCO        Chase Nominees Limited
               216,000   FMRCO        Brown Brothers Harriman
             1,396,440   FMRCO        State Street Bank & Trust
            67,978,920   FMRCO        HSBC
               616,200   FMRCO        JP Morgan Chase
            38,546,052   FMRCO        State Street Nominees Limited
               946,824   FMTC         State Street Bank & Trust
             1,193,400   FMTC         Deutsche Bank
                16,200   FMTC         Chase Nominees Ltd.
             1,253,400   FMTC         Sumitomo T&B
                57,600   FMTC         Brown Brothers Harriman
                 1,800   FMTC         Mellon Bank
             1,410,000   FMTC         State Street Nominees Ltd
             1,310,000   FMTC         MSS Nominees Limited
                45,000   FMTC         BOCP
                12,600   FMTC         Investors Bank & Trust
                66,600   FIL          HSBC
               421,200   FIL          JP Morgan
               412,788   FMTC

Total Ordinary
Shares
+ ADRs     685,667,544

Current ownership
percentage:       3.14%

Shares in
issue:  21,870,600,000


Letter from Fidelity International Limited

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 July 2004

BP p.l.c. announces that on 22 July 2004, it purchased for cancellation 3,557,473 ordinary shares at prices between 488.25 pence and 491.25 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.3

The BP Group results for the second quarter ended 30 June 2004 and the quarterly dividend will be announced via RNS at 07.00 a.m. (British Summer Time) on 27 July 2004.


BP p.l.c.

EXHIBIT 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 July 2004

BP p.l.c. announces that on 27 July 2004, it purchased for cancellation 4,468,728 ordinary shares at prices between 485.0 pence and 487.5 pence per share and between 893.5 US cents and 901.66 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 July 2004

BP p.l.c. announces that on 28 July 2004, it purchased for cancellation 11,559,000 ordinary shares at prices between 490.75 pence and 497.50 pence per share and between 908.5 US cents and 914.0 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.6


BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 30 July 2004


BP p.l.c. announces that on 29 July 2004, it purchased for cancellation 13,781,000 ordinary shares at prices between 500.00 pence and 514.00 pence per share and between 931.7 US cents and 935.0 US cents per share.



Enquiries : Fergus MacLeod, BP p.l.c.  Tel : +44 (0)20 7496 4717

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 02 August 2004                    /s/ D. J. PEARL
                                        ..............................
                                             D. J. PEARL
                                             Deputy Company Secretary